April 20, 2020

VIA EDGAR Lisa N. Larkin Division of Investment Management Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:Prospect Capital Corporation - Preliminary Proxy
Statement on Schedule 14A
Dear Ms. Larkin:
Thank you for your oral comments on April 17, 2020 regarding your review of the preliminary proxy statement on Schedule 14A filed by Prospect Capital Corporation (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on April 10, 2020 (the “Preliminary Proxy Statement”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Your oral comments are summarized in bold, followed by the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.
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Comments and Responses

1.	We note that the Company intends to conduct the Special Meeting virtually. Please note the SEC staff’s guidance on virtual meetings published on March 13, 2020 and April 7, 2020.
The Company notes the referenced guidance.

2.
With respect to the required vote, we note that the proxy statement provides for two methods of approval, one based on Section 63 of the 1940 Act, and one based on Section 23 of the 1940 Act. Please supplementally explain to us the basis for obtaining approval to issue the Company’s common stock below net asset value using either of these methods instead of both of them. Please also supplementally explain whether the Company believes it is a good business practice for the Company to seek approval under Section 23 of the 1940 Act.

Section 23(b) of the 1940 Act states:
No registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount (which net asset value shall be determined as of a time within forty-eight hours, excluding Sundays and holidays, next preceding the time of such determination), except . . . (2) with the consent of a majority of its common stockholders . . . .
Section 63 of the 1940 Act states that, notwithstanding the exemption contained in Section 6(f) of the 1940 Act,1 Section 23 of the 1940 Act applies to a business development company to the same extent as if it were a registered closed-end investment company. Section 63(2) of the 1940 Act states:
Notwithstanding the provisions of section 23(b) of [the 1940 Act], a business development company may sell any common stock of which it is the issuer at a price below the current net asset value of such stock . . . if - (A) the holders of a majority of such business development company’s outstanding voting securities, and the holders of a majority of such company’s outstanding voting securities that are not affiliated persons of such company, approved such company’s policy and practice of making such sales of securities at the last annual meeting of shareholders or partners within one year immediately prior to any such sale, except that the shareholder approval requirements of this subparagraph shall not apply to the initial public offering by a business development company of its securities . . . .
Therefore, the default position of the 1940 Act is that business development companies are subject to Section 23(b)(2)’s stockholder approval requirement to sell common stock below net asset value. Section 63(2) provides a separate, but optional, method by which a business development company can obtain stockholder approval to sell its common stock below net asset value. It is an
1 Section 6(f) of the 1940 Act provides that business development companies are exempt from Sections 1 through 53 of the 1940 Act except to the extent provided in Sections 59 through 65 of the 1940 Act.

exemption from Section 23(b),2 not a requirement in addition to Section 23(b) or a modification of Section 23(b) as it applies to business development companies. Therefore, satisfying either voting standard will suffice.
The Company’s Board of Directors believes that it is in the best interests of the Company and its stockholders for the Company to have the ability to sell its common stock below net asset value. The reasons for this conclusion, which is committed to the Board of Directors’ business judgment, are set forth in the Preliminary Proxy Statement. The Company therefore believes it is good business practice to use available legal means to effectuate that business judgment. Given that the applicable law here - the 1940 Act - permits approval of a business development company’s sale of common stock below net asset value if either of two applicable stockholder voting standards are satisfied, the Company believes that it is appropriate and good business practice to avail itself of whichever of these standards is met.

3.	Please confirm that the Company’s proxy card will contain discretionary voting authority with respect to adjournments in accordance with Exchange Act Rule 14a-4.
The Company has informed us that the Company’s proxy card, which will be included with its definitive proxy statement filing, will contain the following language: “Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxies named above on any other matter that may properly come before the Special Meeting, including a motion to adjourn the Special Meeting or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies, or any adjournment or postponement thereof.”
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2 That is, Section 63(2) states its stockholder approval method can be used “notwithstanding the provisions of section 23(b),” which means Section 23(b) applies unless Section 63(2) is complied with, but that compliance with Section 63(2) is not mandatory if Section 23(b) is complied with.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,
/s/ Kenneth E. Burdon
Kenneth E. Burdon